UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: July 25, 2007                        /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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July 25, 2007                                  TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


                 CENTRASIA RETAINS BAYBAK FOR INVESTOR RELATIONS


VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct institutionally-oriented investor relations programs on behalf of the Company. Headed by Mr. Michael Baybak, MBC is a long-term institutional and media investor relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and retail investor audiences.

The Company will pay MBC a monthly fee of $US5,000 for the one-year term of the agreement, but has the option of cancelling the agreement after the first six months of service, and/or may renew the agreement after the first year of services. Pursuant to the agreement, the Company will also grant 400,000 incentive stock options to principals of MBC, exercisable at a price of $C1.20 for a period of five years, subject to any required shareholder and regulatory approvals.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit Centrasia's website at www.centrasiamining.com.

On behalf of the Board
of Directors of
CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_____________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

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